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                                                                       EXHIBIT 4




                    STEWART INFORMATION SERVICES CORPORATION

                RIGHTS OF COMMON AND CLASS B COMMON STOCKHOLDERS

                                 MARCH 31, 1995




         Common and Class B Common stockholders have the same rights, except
(1) no cash dividends may be paid on Class B Common Stock and (2) the two classes of stock are voted separately in electing directors. A provision in the by-laws requires an affirmative vote of at least two-thirds of the directors to approve any proposal which may come before the directors. This by-law provision cannot be changed without majority vote of each class of stock.

         Common stockholders, with cumulative voting rights, may elect five or more of the nine directors. Class B Common stockholders may, with no cumulative voting rights, elect four directors, if 350,000 or more shares of Class B Common Stock are outstanding; three directors, if between 200,000 and 350,000 shares of Class B Common Stock are outstanding; if less than 200,000 shares of Class B Commons Stock are outstanding, the Common Stock and the Class B Common Stock shall be voted as a single class upon all matters, with the right to cumulate votes for the election of directors.

         No change in the Certificate of Incorporation which would affect the Common Stock and the Class B Commons Stock unequally shall be made without the affirmative vote of at least a majority of the outstanding shares of each class, voting as a class.

         Class B Common Stock may, at any time, be converted by its holders into Common Stock on a share-for-share basis. Such conversion is mandatory on any transfer to a person not a lineal descendant (or spouse, trustee, etc. of such descendant) of William H. Stewart.





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